ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received a notification dated 27 September 2006, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, in the ordinary shares of Reed Elsevier PLC is 100,849,175 shares, representing 7.98% of the Company’s current issued share capital.